UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Jason Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 700,912
8. Shared Voting Power 0
9. Sole Dispositive Power 700,912
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 700,912(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 201,265 shares of the Issuer’s Common Stock held by the spouse of Mr. Katz. Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 7.5%(2)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 625,912 shares of common stock, $0.001 par value per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) held by Mr. Katz and (ii) 75,000 shares of Common Stock issuable upon exercise of a stock option held by Mr. Katz, which is exercisable within sixty (60) days of this Schedule 13D.

(2)	The percentage is calculated based on 9,222,157 shares of Common Stock of the Issuer outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 13, 2024.

CUSIP No. 69764K106
1. Names of Reporting Persons. Judy Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 201,265
8. Shared Voting Power 0
9. Sole Dispositive Power 201,265
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 201,265

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 700,912 shares of the Issuer’s Common Stock beneficially owned by the spouse of Ms. Katz. Ms. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Ms. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 2.2%(1)
14. Type of Reporting Person (See Instructions) IN

(1)	The percentage is calculated based on 9,222,157 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, which was filed by the Issuer with the Commission on August 13, 2024.

Explanatory Note

This Amendment No. 4 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 17, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on June 7, 2017, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on August 18, 2020 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on October 19, 2021 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed as a result of Mr. Katz’s entry into the Voting Agreement (as defined below) in connection with the Merger Agreement (as defined below), pursuant to which Mr. Katz is restricted from selling or transferring Common Stock, subject to certain customary exceptions, until the earlier of (i) stockholder approval of the Parent Stock Issuance and the Divestiture Transaction (each as defined below) being obtained, and (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“Between November 19, 2021 and November 22, 2021, Mr. Katz expended an aggregate of approximately $56,650 of his personal funds to purchase 15,000 shares of Common Stock in the open market at various purchase prices.

On March 29, 2022, Mr. Katz was granted a stock option to purchase 75,000 shares of Common Stock pursuant to the Paltalk, Inc. 2016 Long-Term Incentive Plan. One-third of the shares underlying such stock option vested and became exercisable on the date of grant. The remaining shares vested in twenty-four equal monthly installments on each of the first twenty-four monthly anniversaries of the grant date.

Between June 10, 2022 and June 13, 2022, Mr. Katz expended an aggregate of approximately $54,150 of his personal funds to purchase 25,000 shares of Common Stock in the open market at various purchase prices.

Between August 23, 2022 and August 24, 2022, Mr. Katz expended an aggregate of approximately $26,850 of his personal funds to purchase 15,000 shares of Common Stock in the open market at various purchase prices.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On August 11, 2024 (the “Execution Date”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, PALT Merger Sub 1, Inc., a New York corporation and a direct and wholly owned subsidiary of the Issuer, PALT Merger Sub 2, LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of the Issuer, Newtek Technology Solutions, Inc., a New York corporation (“NTS”), and NewtekOne, Inc., a Maryland corporation and the sole stockholder of NTS (“Newtek”), pursuant to which the Issuer will acquire NTS through a two-step merger process (the “Mergers”).

Pursuant to the Merger Agreement, as partial consideration for the Mergers, the Issuer agreed to issue Newtek 4,000,000 shares (the “Closing Stock Consideration”) of a newly created series of preferred stock, the Series A Non-Voting Common Equivalent Stock of the Issuer, par value $0.001 per share (the “Preferred Stock”). In the event of a Convertible Transfer (as defined in the certificate of designations governing the Preferred Stock), each share of Preferred Stock will automatically convert into one share (the “Conversion Shares”) of Common Stock, subject to certain customary anti-dilution adjustments.

In addition, the Merger Agreement provides that Newtek is entitled to receive an amount up to $5,000,000 (the “Earn-Out Amount”) based on the Issuer’s achievement of certain cumulative average Adjusted EBITDA thresholds for the 2025 and 2026 fiscal years. The Earn-Out Amount may be paid, at the Issuer’s sole discretion, in cash, in shares of Preferred Stock (the “Earn-Out Stock Consideration”) or in a combination thereof. The issuance of the Closing Stock Consideration, the Earn-Out Stock Consideration (if any) and the Conversion Shares issuable upon conversion of the Preferred Stock is referred to herein as the “Parent Stock Issuance”.

As a condition to the closing of the Mergers and the transactions contemplated by the Merger Agreement (the “Closing”), the Merger Agreement provides that the Issuer must effectuate the sale of its “Paltalk”, “Camfrog”, and “Tinychat” applications and all assets and liabilities related to such applications in one or more transactions, such that upon the completion of such transaction or transactions, the Issuer and its Parent Related Persons (as defined in the Merger Agreement) no longer hold any right to operate or control such applications, whether directly or indirectly (such transaction or transactions, the “Divestiture Transaction”).

On August 11, 2024, as an inducement for Newtek to enter into the Merger Agreement, Mr. Katz entered into a voting and support agreement with the Issuer and Newtek (the “Katz Voting Agreement”), whereby Mr. Katz, in his capacity as a beneficial owner of Common Stock and not in his capacity as a director or officer of the Issuer, agreed to, among other things, vote or cause to be voted all Common Stock beneficially owned by Mr. Katz in favor of the Parent Stock Issuance and the Divestiture Transaction and against alternative transactions.

Pursuant to the Katz Voting Agreement, Mr. Katz is restricted from selling or transferring Common Stock, subject to certain customary exceptions, until the earlier of (i) stockholder approval of the Parent Stock Issuance and the Divestiture Transaction being obtained and (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof.

The foregoing summary of the Katz Voting Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Katz Voting Agreement, a copy of which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(b) of the Schedule 13D are hereby amended and restated as follows:

“(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons are stated in Items 11 and 13 on the cover pages hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“All of the information set forth in Item 4 is hereby incorporated herein by reference to this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated June 7, 2017, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016).
99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 17, 2016).
99.4	Nonqualified Stock Option Agreement, dated as of April 13, 2017, by and between Snap Interactive, Inc. and Jason Katz (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).
99.5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.5 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on October 19, 2021).
99.6	Voting and Support Agreement, dated as of August 11, 2024, by and among Paltalk, Inc., NewtekOne, Inc. and Jason Katz.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2024

JASON KATZ

/s/ Jason Katz

JUDY KATZ

/s/ Judy Katz